TENET FINTECH GROUP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

JUNE 16, 2022

401 Bay Street, Suite 2702

Toronto, ON M5H 2Y4

TENET FINTECH GROUP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

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INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This revised annual information form ("AIF") contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Tenet Fintech Group Inc. as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Tenet Fintech Group Inc. to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; including risks related to government and environmental regulation; industry conditions; stock market volatility; competition; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in this AIF. Although Tenet Fintech Group Inc. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Tenet Fintech Group Inc. does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Tenet Fintech Group Inc. ("Tenet" or the "Company") was incorporated as Java Capital Inc. under the Business Corporations Act (Alberta) on May 13, 2008 and was continued as a federal company under the Canada Business Corporations Act ("CBCA") on April 4, 2011. The Company changed its name to Peak Positioning Technologies Inc. effective April 5, 2011. Peak Position Technologies Inc. completed a vertical amalgamation with its wholly-owned subsidiary Peak Positioning Corporation effective January 1, 2018 with the resulting entity continuing as Peak Positioning Technologies Inc. The Company changed its name to Peak Fintech Group Inc. / Groupe Peak Fintech Inc. on November 18, 2020. The Company changed its name to Tenet Fintech Group Inc. / Groupe Tenet Fintech Inc. on November 1, 2021.

Tenet's head office and registered and records offices are located at 401 Bay Street, Suite 2702, Toronto, ON M5H 2Y4.

Intercorporate Relationships

The following diagram sets out the intercorporate relationships amongst Tenet's subsidiaries and the percentage of voting securities held by Tenet, either directly or indirectly, of each subsidiary. The jurisdiction of incorporation of all subsidiaries is China, except for Asia Synergy Ltd., which was incorporated in the jurisdiction of Hong Kong, and Cubeler Inc. and Tenoris3 Inc., both of which were incorporated in Canada under the CBCA.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Tenet is the parent company of a group of innovative financial technology (fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members.

Three Year History

Fiscal Year ended December 31, 2019

On January 7, 2019, the Company announced that it had closed a non-brokered private placement financing by placing 51 units comprised of a $10,000 face value non-secured convertible debenture and 10,000 common share purchase warrants allowing subscribers to purchase common shares of the Company at a price of $0.10 per share for a period of two years. The $510,000 proceeds of the financing were used for working capital purposes.

In January 2019, the Company announced that its subsidiary Asia Synergy Credit Solutions ("ASCS") had entered into a partnership agreement with Wuxi Union SME Guarantee Co. Ltd. ("WU") whereby WU would guarantee bank loans to small and medium-sized enterprises (SME) serviced by ASCS for an aggregate amount of up to $1,000,000,000 for an initial period of two years.

Also in January 2019, the Company announced that the process started on January 1, 2019 to transfer all loans that were previously being serviced by Wenyi to its Asia Synergy Credit Solutions ("ASCS") subsidiary was successfully completed on January 18, 2019. As of the transfer completion date, ASCS was servicing a total of 232 loans worth a combined $17,800,000.

In March 2019 Tenet announced that ASCS added commercial lender XinXin Micro Loan Company Ltd. ("XinXin") to its growing list of loan servicing clients. Under the terms of the agreement between XinXin and ASCS, XinXin will allocate up to 100M RMB (approximately CAD$20,000,000) in loans to be serviced by ASCS.

Also in March 2019, Tenet announced that Wuxi Jinxin Internet Small Loans Ltd. would be added to its ASCS subsidiary's expanding list of loan outsourcing service clients.

In April 2019, the Company announced that its Asia Synergy Technologies ("AST") subsidiary had signed an agreement with Xi'an Fenghui Automobile Service Company ("FASC") to use AST's Gold River product procurement platform to facilitate vehicle purchase and financing transactions. FASC is a well- established automobile dealer in Xi'an, the capital of Shaanxi Province, providing automobile purchase and financing services in Western China with no online presence.

In July 2019, the Company announced that its Asia Synergy Credit Solutions ("ASCS") subsidiary began servicing loans to micro and small-sized enterprises on behalf of Hua Xia Bank ("HXB"). Headquartered in Beijing, HXB is China's 14th largest commercial bank with over $490 Billion in assets, 968 branches and over 42,000 employees in 40 cities across China.

Also in July 2019, the Company announced that its Asia Synergy Data Solutions ("ASDS") subsidiary, which manages the Cubeler Lending Hub commercial lending platform in China, added a new module that caters to the specific financing needs of some of China's supply-chain verticals.

In August 2019, the Company announced that ASDS had created a new company in partnership with Jiangsu Zhongpu Financial Outsourcing Service Ltd. ("ZFOS") to provide financial services to ZFOS clients and other supply-chain participants, primarily by helping them qualify for loans and financing at reasonable rates. The new company, created in June 2019 and named Asia Synergy Supply Chain ("ASSC"), uses the Company's Cubeler Lending Hub platform to collect and analyze operational and transactional data from ZFOS clients. The platform then generates a series of financial reports to help qualify the clients for loans and financing either from ZFOS or from other partnering financial institutions. In addition to the fees charged to lenders for the financial reports, ASSC also charges clients a service fee representing a percentage of the value of the transactions facilitated through the program. Under the terms of the agreement that led to the creation of ASSC, ZFOS transferred part of its supply-chain operations to ASSC while ASDS contributed a royalty-free license to the Cubeler Lending Hub platform to ASSC. ASDS owns a 51% controlling interest in ASSC and ZFOS owns the remaining 49%.

In September 2019, Tenet announced that that its Asia Synergy Credit Solutions ("ASCS") subsidiary, which provides credit outsourcing services to banks and other financial institutions, launched a WeChat Mini Program that allows potential borrowers to quickly see if they would qualify for loans from any of the ASCS lending clients.

On October 7, 2019, the Company announced the creation of a program in partnership with automobile dealer Xian Fenghui Automobile Service Company ("FASC") and Shanghai Industrial Financial Leasing ("SIFL") to allow taxi drivers in the city of Xi'An to lease vehicles from FASC, financed by SIFL based on credit analysis provided by the Company.

In December 2019, the Company announced that it had reached an agreement to acquire the popular Jinxiaoer loan brokerage and commission paying platform from Jinxiaoer Technology Ltd. Jinxiaoer (which translates to "Financial Waiter") is a patented platform specifically designed for loan brokerage companies and their sales representatives. Jinxiaoer gives loan brokerage companies and their sales reps the ability to earn commissions on loan leads that they generate that are not suited for their businesses and to receive leads suited to their businesses from non-affiliated sales reps registered on the platform. Eventual revenue stemming from the Jinxiaoer platform was initially expected to come to Tenet in the form of monthly registration fees paid by the reps, annual franchise fees paid by the brokerage companies (the Jinxiaoer Service Centers), and transactional referral fees paid by the banks and lenders benefiting from the platform's leads, but Tenet has since decided to revise Jinxiaoer's revenue model.

Also in December 2019, the Company announced that it had reached an agreement with holders of the secured debenture issued in December 2017 with a remaining $3,500,000 balance to extend the maturity date by an additional 12 months until December 16, 2020.

In 2019, the Company continued to make inroads into the Chinese commercial credit space through its Cubeler Lending Hub platform and the services provided by its subsidiaries. Several financial institutions, including some of China's largest banks, became members of the Hub in 2019 and extended credit to small and micro enterprises based on the platform's credit analysis capabilities. The low default rate for credit extended through the platform, coupled with its processing efficiencies and cost-savings, are value- propositions that continue to resonate with and account for its adoption rate among financial institutions.

While Tenet was focused primarily on business development initiatives during the first three quarters of 2019, more emphasis was put on research & development and enhancements to the Lending Hub in the final quarter of the year. The Company spent a large portion of the quarter on the development and implementation of features to better meet its clients' needs and discussed the best ways to integrate the Jinxiaoer loan brokerage platform into the Lending Hub.

During 2019, the Company had total revenue of $11,700,000, an adjusted EBITDA of $1,500,000, cash flow from operations of ($272,840), and a net loss of $1,800,000.

Fiscal Year ended December 31, 2020

On February 5, 2020, the Company announced that it had closed a non-brokered private placement financing, raising $576,000 from the sale of 14,400,000 units comprised of common shares and half warrants with each unit priced at $0.04. The proceeds of the financing were used for working capital purposes and to help the Company meet its financial obligations related to its acquisition of the Jinxiaoer loan brokerage platform.

On February 20, 2020, the Company announced that all of its Chinese operating subsidiaries, with the exception of Asia Synergy Supply Chain ("ASSC"), had resumed their operations following the cancellation of government- imposed limitations of non-essential business operations due to the coronavirus outbreak which began in late 2019 ("COVID-19"). ASSC's operations resumed subsequent to the February 20, 2020 announcement. In compliance with government regulations to help contain the spread of COVID-19, the Company's subsidiaries had been closed since January 25, 2020, the start of the Chinese New Year holiday. Shortly before February 20, 2020, the Chinese government removed the business operation restrictions and encouraged all businesses where Tenet's subsidiaries are located, and in most parts of the country, to resume their normal operations.

In February 2020, Tenet announced that its Asia Synergy Data Solutions ("ASDS") subsidiary had officially entered the Shanghai credit market through a relationship with the Midai Group, a well-established Shanghai-based financial group whose offering includes providing financing and leasing services to the automotive industry.

Effective February 29, 2020, Mr. Laval Bolduc, who retired in 2017 after serving as the Company's CFO for six years but continued to serve as a director and part-time managing consultant of Tenet, stepped aside from those roles to focus on his retirement.

In March 2020, the Company announced that its Cubeler Lending Hub platform would be used to help distribute government relief funds from the Jiangyin Municipal Government and the Jiangyin Federation of Industry and Commerce to the city's small and medium sized businesses most affected by COVID-19.

In April 2020, the Company announced that its services would now be available to small and medium sized businesses, loan brokers and financial institutions in the city of Changzhou with the arrival of the city's first Jinxiaoer Service Centre.

On July 22, 2020, the Company announced that it had closed the first tranche of a non-brokered private placement financing, raising $1,000,000 from the sale of 50,000,000 units comprised of common shares and warrants with each unit priced at $0.02. The proceeds of the financing were used for working capital purposes and to help fund the Company's expansion plan.

Effective July 28, 2020 all of the issued and outstanding common shares of the Company ("Common Shares") were consolidated on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares.

In August 2020, the Company announced the appointment of former KPMG Partner Michael Pesner to its board of directors.

On August 24, 2020, the Company announced that it had closed the second tranche of a non-brokered private placement financing in which it raised $2,519,000 through the sale of units comprised of common shares and warrants. The units that were originally priced at $0.02 prior to the 10-to-1 consolidation of the Company's common shares, were priced at $0.20 at the time of the closing of the second tranche of the non-brokered private placement financing. The proceeds of the financing were used for working capital purposes and to help fund the Company's expansion plan.

In September 2020, the Company announced that it had qualified to have its common shares listed on the OTCQX® Best Market, upgrading from the OTCQB® Venture Market.

Also in September 2020, the Company announced that its Lending Hub platform was powering a commercial lending financial centre, featuring 30 banks, 8 insurance companies and 3 investment funds, launched by the Jiangyin municipal government to help the city's businesses gain greater access to loans and credit. The idea for the creation of the Jiangyin Financial Centre was born back in March when the city began to use the Lending Hub to help qualify and distribute government financial aid to the city's COVID- 19 affected businesses. Shortly thereafter, meetings were held between city officials, Tenet executives, and banking and insurance executives from more than 30 institutions, leading to the signing of the agreement for the creation of the Financial Centre.

In October 2020, the Company announced that its Asia Synergy Financial Capital ("ASFC") subsidiary had signed an agreement with Beijing Beijia Trading Company Ltd. ("BBTC"), the exclusive national distributor of Baidu's smart speakers, to finance BBTC's acquisition of the popular product.

Also in October 2020, the Company announced that it had signed an exclusive agreement with the parent company of national consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC") to bring financing solutions to BDC's 60,000 online retail clients.

The Company announced in October 2020 that it had won a bid from the city of Nanjing to provide the software platform that will power the city's upcoming commercial lending financial centre.

On October 5, 2020, the Company announced that it had closed a non-brokered private placement financing in which it raised $500,000 through the sale of units comprised of common shares and warrants with each unit priced at $0.40. The proceeds of the financing were to be used to help the Company create a new subsidiary in partnership with the parent company of Beijing Dianjing Company Ltd., with who the Company has a strategic partnership.

In November 2020, the Company announced that it had hired former People's Bank of China senior manager, Mr. Wenjun Wu, as a special advisor to assist the Company in various business development capacities and in preparing the Company's Cubeler Lending Hub platform for China's upcoming digital currency.

Also in November 2020, the Company announced that it had signed an agreement with packaged foods wholesale distributor Beijing Jingying Corporate Management Ltd. ("BJM") to bring Tenet's Cubeler Lending Hub financing solution to BJM and its more than 250,000 retail clients.

Effective December 1, 2020, the Company's securities began trading under the name Peak Fintech Group Inc.

In December 2020, the Company announced that it had signed an agreement with high-end Italian retailer Gruppo Coin ("Coin") to provide short-term loans to Coin's social-media-influencer online sales partners. Also in December 2020, the Company announced that it had signed a memorandum of understanding (MOU) to acquire banking artificial intelligence software company Zhongke Software Intelligence Ltd. ("Zhongke"). Zhongke develops analytics and AI software used by banks and financial institutions in China to make decisions on loan and credit applications, as well as to process and to manage the applications. Zhongke is also a strategic partner of China UnionPay. Operating under the approval of the People's Bank of China (China's central bank), State-owned UnionPay is China's largest POS electronic funds transfer network and the only interbank network in China that links all the automatic teller machines (ATMs) of all banks throughout the country.

In December 2020, the Company also announced that its Gold River and Cubeler Lending Hub platforms were now ready to support China's new Digital Currency Electronic Payment (DC/EP). Unlike cryptocurrencies such as Bitcoin, China's DC/EP is legal tender, it's backed by yuan deposits, centralized and not anonymous. It is managed by China's Central Bank, which requires the country's banks to convert a part of their yuan holdings into DC/EP form and distribute them to businesses and citizens via mobile technology. The DC/EP took over five years to develop and is expected to help bring China's unbanked population into the mainstream economy and accelerate the country's move to a cashless society. The Company planned to run a pilot project to begin later in the month with a few supply-chain financing related transactions before making the feature available to all Gold River and Lending Hub clients.

Also in December 2020, the Company announced that it had entered into a solution provider and data sharing partnership with e-commerce marketplace operator Pinduoduo Inc. ("Pinduoduo") to potentially bring credit solutions powered by Tenet's Cubeler Lending Hub to Pinduoduo's 5.6M online stores. Pinduoduo is China's second largest e- commerce marketplace behind only Alibaba and one of the largest e-commerce marketplace operators in the world with its 5.6M online stores and more than 600M active users as of June 2020.

During 2020, the Company raised $7,594,500 through the exercise of stock options, exercise of warrants and private placement financings.

Fiscal Year ended December 31, 2021

In January 2021, the Company announced that it has signed an agreement with China UnionPay subsidiary, Rongbang Technology Ltd. ("Rongbang"), that will give the Company the ability to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Lending Hub ecosystem. Rongbang provides technology specifically designed to optimize the efficiency of the flow of capital between financial institutions, consumers and businesses operating in a variety of industries. Its "UnionPay Supply Chain Integrated Service Platform", developed in collaboration with China UnionPay, is used by some of the country's most popular B2B and B2C e-commerce marketplace operators. UnionPay is a State-owned entity and China's largest POS electronic funds transfer network. It is also the only interbank network in China that links all the automatic teller machines (ATMs) of all banks throughout the country. Through the agreement with Rongbang, Tenet will have control over the settlement and the transfer of funds of all transactions facilitated by its Lending Hub and Gold River platforms through direct API links to the UnionPay network.

Also in January 2021, the Company announced that beverage distributor Xiamen Guangzhui Ltd. ("Xiamen") became the third distributor after Beijing Dianjing Company Ltd. and Beijing Jingying Corporate Management Ltd. to join the Company's program specifically created to bring financing solutions to wholesale distributors and their retail clients through the Cubeler Lending Hub platform. Xiamen has over 1,100 retail clients, including e-commerce giant JD.com, and owns distribution rights to several popular beverages in China, including exclusive rights for Red Bull energy drinks at PetroChina convenience stores in Guizhou province.

In January 2021, the Company announced the appointment of former banking executive Dana Ades-Landy to its board of directors.

In February 2021, the Company also announced the launch of a new Cubeler Lending Hub financing program for JD.com ("JD") product suppliers that will allow them to receive cash advances on product orders they get from JD.

In February 2021, the Company announced that it had officially filed an application to have its common shares listed on the Nasdaq Capital Market stock exchange (the "Nasdaq").

Also in February, 2021, the Company announced the addition of distributor Dajinpengli Trading Ltd. and popular national convenience store chain Bianlifeng to its financing program powered by the Cubeler Lending Hub platform.

On February 22, 2021 Tenet entered into an engagement letter with The Benchmark Company LLC ("Benchmark") pursuant to which Benchmark was appointed to act as the lead or book running managing underwriter in connection with the proposed registered public offering by Tenet of its Common Shares within the United States.

In March 2021, the Company announced that it had signed a strategic partnership agreement with ShopEx, China's preeminent e-commerce software provider. The strategic partnership between Tenet and ShopEx calls for an API link between the ShopEx platform and Tenet's Lending Hub platform that will allow data from online stores managed with the ShopEx applications to flow to the Lending Hub and help qualify the stores for loans and credit from the Hub's banks and financial institution lending partners. The parties will engage in joint marketing efforts and become authorized resellers of one another's products and services and earn referral fees from one another.

Also in March 2021, the Company announced that it had signed an agreement with Qiyuesuo, China's leading digital document signing service provider, that will allow members of its Lending Hub ecosystem to digitally sign legally binding agreements with one another.

Also in March 2021, the Company announced that it had engaged international investor relations specialists MZ Group (MZ) to lead a comprehensive strategic investor relations and financial communications program across all key markets. The agreement is for a term of twelve (12) months with a review after six (6) months. As compensation for the services provided, MZ Group will receive a monthly fee of US$10,000 and options to purchase 110,000 common shares of Tenet. The options will have an exercise price of $2.75 CAD and will expire five (5) years from the date of their issuance.

On July 7, 2021, the Company announced that it closed a public offering of 26,300,000 units of the Company at a price per unit of $2.00 for aggregate gross proceeds of $52,600,000 (the "Financing") pursuant to a short-form prospectus of the Company dated June 22, 2021. Pursuant to an agency agreement (the "Agency Agreement") between the Company and Research Capital Corporation dated June 22, 2021, Research Capital Corporation acted as lead agent and sole bookrunner for the Financing. The Financing includes the partial exercise of an over-allotment option granted to Research Capital Corporation pursuant to the Agency Agreement (the "Over-Allotment Option") for an aggregate of 1,300,000 additional units. The units were sold through Research Capital Corporation in the provinces of British Columbia, Alberta, Ontario, and Quebec. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant of the Company. Each whole warrant is exercisable into one common share of the Company at an exercise price of $3.50 for a period of twenty-four months from the date of issuance thereof. In connection with the Financing, the Company paid the Research Capital Corporation a cash commission of $3,682,000 and issued 1,841,000 agent's warrants each exercisable at a price of $3.50 for a period of twenty-four months from the date of issuance thereof to acquire one common share of the Company.

On July 9, 2021, the Company announced that its Cubeler Lending Hub and Gold River platforms became linked to the China UnionPay network through direct API links, allowing the Company to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Lending Hub ecosystem. China UnionPay is a State-owned entity and China's largest POS electronic funds transfer network, which links all the automatic teller machines of all banks throughout the country.

Effective July 27, 2021 all of the issued and outstanding common shares of the Company were consolidated on the basis of one (1) post-consolidation common share for each two (2) pre-consolidation common shares. The consolidation was done specifically to allow the Company to meet the minimum share price criteria set out by the stock exchange in order to be listed on the senior exchange.

On July 26, 2021, the Company announced a major step in its pending acquisition of banking artificial intelligence software provider Zhongke Software Intelligence Ltd. ("Zhongke") with the transfer of Zhongke IP to a Tenet- controlled subsidiary.

On July 29, 2021, the Company announced that it had acquired a minority stake in China UnionPay subsidiary Rongbang Technology Ltd. ("Rongbang").

On August 5, 2021, the Company announced that Lishui Rural Commercial Bank and Xinghua Rural Commercial Bank joined the Company's Business Hub ecosystem.

On August 16, 2021, the Company announced that it reached an agreement to acquire 100% of the issued and outstanding shares of Cubeler Inc. ("Cubeler"). Cubeler is the developer and owner of the technology and business model at the core of the Company's Business Hub. The Company began commercializing the technology in China in 2018 through an exclusive licensing and royalty agreement with Cubeler.

On September 2, 2021, the Company filed a Form 40-F to register its common shares with the U.S. Securities and Exchange Commission (the "SEC") under Section 12(b) of the Securities Exchange Act of 1934. On September 7, 2021, the Company announced that Nasdaq initially approved the listing of the Company's common shares on the Nasdaq Capital Market. Nasdaq's correspondence to the SEC of September 8, 2021 certified that our common stock was approved for listing and registration by the exchange and joined our request for acceleration of the effective date of our September 2, 2021 registration statement on Form 40-F. Nasdaq confirmed approval of our common stock for listing upon official notice of issuance. Our common shares began trading on the Nasdaq Capital Market on September 9, 2021. After Tenet's common shares began trading on the Nasdaq Capital Market, Nasdaq informed us that it had been advised that the SEC's Division of Corporate Finance had not yet accelerated the effective date of our Form 40- F registration statement and that Nasdaq was thus withdrawing its erroneous certification of approval, which had resulted in the initiation of trading of our common shares trading on the Nasdaq Capital Market on September 9, 2021. The Company voluntarily withdrew its registration statement while the SEC carried out a thorough review based on the relatively new guidance and rules regarding companies that are either based in China, are controlled by Chinese interests, or have a large portion of their operations in China. The Company has not been given a timetable as to when the SEC review process might be completed but, as of the date of this filing, Tenet continues to work in a collaborative fashion with the SEC with a view to returning to the Nasdaq.

On September 14, 2021, the Company announced that it acquired the assets of Huayan Kun Tai Technology Company Ltd. ("Huayan"), a private company that provides various SaaS (software as a service) solutions to insurers and insurance brokers in China, including the Heartbeat insurance platform.

On September 21, 2021, the Company announced it was advised by Nasdaq that the SEC was still in the process of reviewing the Company's registration statement, the Form 40-F. As the review process was taking longer than originally expected, trading of the Company's common shares on the Nasdaq was temporarily halted until the SEC completes its review and issues the notice of effectiveness of the Company's Form 40-F.

On September 28, 2021, the Company announced it voluntarily withdrew its Form 40-F while it works to comply with recent disclosure guidance provided by the SEC for companies either based in China or with the majority of their operations in China.

On October 1, 2021, the Company announced it officially acquired Cubeler in exchange for $1,000,000 in cash and 11,133,012 common shares of the Company.

On October 6, 2021, the Company announced it signed an exclusive partnership agreement with pre-owned vehicle trading platform YouCKU to provide YouCKU with after-sale used car warranty policies, extended warranty policies and on-site vehicle repair and replacement policies. YouCKU is one of China's largest pre-owned vehicle trading platforms with over 42,000 affiliated car dealers, 87 physical delivery centers, servicing more than 240 cities in almost every province and region in China.

On October 27, 2021, the Company announced its name change to Tenet Fintech Group Inc. effective Monday, November 1, 2021. The Company's ticker symbol would remain "PKK" on the Canadian Securities Exchange, "PKKFF" on the OTC Markets and "TNT" on the Nasdaq Capital Market when the securities resume trading on that exchange.

On October 29, 2021, the Company announced it signed a collaborative agreement with Ping An Insurance ("Ping An") to distribute insurance products aimed at the auto industry through the Company's Heartbeat insurance brokerage platform. Ping An) is China's largest insurance company, and the largest insurer in the Asia-Pacific region. Ping An also offers a variety of financial services, including banking and asset management is a pioneer in the development of smart cities across China.

On November 18, 2021, the Company announced it signed a marketing cooperation agreement with Rongbang, whereby the parties will promote the other party's services to their respective clients, including through joint- marketing initiatives.

On December 9, 2021, the Company announced it signed a revenue sharing partnership agreement with PetroChina for the sale and distribution of coffee at PetroChina gas station convenience stores.

Current Fiscal Year to the date of this AIF

On January 6, 2022 the Company announced it signed a strategic cooperation agreement with eHi Auto Services Ltd. ("eHi"), China's second-largest car rental company.

On January 27, 2022, the Company unveiled a new brand identity. At the heart of this rebranding was the change of the company name to Tenet Fintech Group Inc., which was previously announced and became effective on November 1st, 2021. Along with this change, a newly redesigned corporate logo was revealed.

On February 18, 2022, the Company announced that it started to accept pre-registration of small and medium sized businesses in preparation for the launch of the Company's Canadian Business Hub As of today, Canadian business owners can visit www.cubeler.com and click on the "Preregister now" button to pre-register their businesses.

On March 21, 2022, the Company announced that it launched the Yun Fleet Platform as part of its Chinese Business Hub ecosystem to provide shipping and transportation opportunities to China's freight trucking industry resulting from transactions conducted on the Hub. The Yun Fleet Platform matches freight truckers with shipping opportunities based on factors such as proximity, fleet availability, whether climate control is required, and a variety of other factors to optimize cost and time efficiency for shippers and truckers alike. In addition to shipping opportunities, Yun Fleet Platform members are also eligible for other Business Hub services including financing and insurance services.

On April 13, 2022, the Company announced it signed a partnership agreement with the Industrial Bank Co. Ltd. ("CIB") to allow members of the Company's Chinese Business Hub to open bank accounts at CIB linked to their Business Hub accounts. The real bank accounts at CIB will provide Business Hub clients with an alternative to the Company's offering of virtual bank accounts on the China UnionPay network.

On May 2, 2022, the Company announced its financial results for the year ended December 31, 2021. The Company reported revenues of $103.6M, an adjusted EBITDA of $2.48M, and a net loss of $48.5M for the year.

On May 16, 2022, the Company announced that it had signed an agreement with the People's Insurance Company of China and eHi Auto Services to launch the "Driver's Seat" policy, the first insurance policy to be exclusively available through Tenet's Heartbeat insurance brokerage platform.

On May 30, 2022, the Company announced its financial results for the three-month period ended March 31, 2022. The Company reported revenues of $34.7M, an adjusted EBITDA of ($568,202), and a net loss of ($3.36M).

Significant Acquisitions

As referenced above, on October 1, 2021, the Company concluded the acquisition of 100% of the issued and outstanding shares of Cubeler. Cubeler is the developer and owner of the technology and business model at the core of the Company's Business Hub. The Company began commercializing the technology in China in 2018 through an exclusive licensing and royalty agreement with Cubeler. Cubeler was acquired in exchange for $1,000,000 in cash and 11,133,012 common shares of the Company.

DESCRIPTION OF THE BUSINESS

General

Tenet is the parent company of a group of innovative artificial intelligence and financial technology ("fintech") subsidiaries operating primarily in the commercial lending and insurance industries. Tenet's subsidiaries bring together lending financial institutions and businesses to create the Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. At the core of the Business Hub is an analytics and artificial intelligence software platform that automates credit and business transactions among ecosystem members. Among other things, the Business Hub allows lending and credit financial institutions to increase their loan portfolios while minimizing credit risk, and gives businesses significant cash flow flexibility by giving them greater access to credit and the ability to get paid much sooner by their clients, which translate to better overall business efficiency.

Chinese Operations

Tenet has developed the Business Hub, an analytics and artificial intelligence (AI) software platform. This commercial lending and transactional ecosystem brings together micro and small- to mid-sized enterprises (SMEs), lenders, brokers, data providers, and automated risk management capabilities for the purpose of making commercial lending and other transactions more efficient.

In 2021, the Company continued to expand its portfolio of products and services. SMEs from a wide range of industries, raw material suppliers, factories, financial institutions, insurance companies, and some local governments to transact through the Business Hub. Just as the Company expanded the reach of its offering in China, emphasizing verticals, such as the clean energy and insurance sectors, the Company is also promoting synergy between its offerings throughout the Business Hub. For instance, while Tenet's Heartbeat insurance brokerage platform originally focused on insurance products aimed at the auto industry, the Company is working with its insurance partners to design products specifically suited to the transactions facilitated on the Business Hub and offer policies along with the transactions facilitated. Similarly, the Company plans to offer shipping and logistics services with each transaction for which such services would be applicable through its Yun Fleet platform.

The Company operates its Chinese Business Hub ecosystem through several interconnected subsidiaries. The following diagram and summaries provide an overview of Tenet's Chinese subsidiaries and their respective purposes and operations.

ASL (Asia Synergy Ltd.) is a Hong Kong-based holding company.

ASH (Asia Synergy Holdings Ltd.), a holding company, is the owner of Tenet's supply chain and technology companies.

ARO (Wuxi Aorong Ltd.) is a holding company, owning subsidiaries operating in the financial services and lending sectors.

ASDS (Asia Synergy Data Solutions Ltd.) is the manager of the Chinese portion of Tenet's Business Hub. ASDS' revenues are generated primarily through service fees related to loans and credit transactions facilitated through the Business Hub. The Business Hub offers SMEs a number of benefits, including (i) free registration, (ii) time savings because the Business Hub brings lenders to the SMEs, (iii) increased chances of obtaining credit, (iv) pre-qualification of credit that can be easily accessed, and (v) a greater likelihood of more borrowing options from multiple lenders. For banks and lending institutions, the Business Hub offers (a) streamlined access to potential clients, (b) instantly prequalified clients based on the lender's specific lending criteria, (c) minimized lending risk, (d) time and money savings, and (e) growth to the lender's loan portfolio. Loan brokers also benefit from the Business Hub, minimizing wasted leads, spending less time gathering data and building lending files, and increasing commissions.

AST (Asia Synergy Technologies Ltd.) is the owner and manager of the GoldRiver e-commerce platform, which is linked to the Business Hub. GoldRiver was originally designed in 2017 as a product procurement platform for raw materials that go into the making of plastic products and for certain metals, such as copper and aluminum. In 2019, GoldRiver was modified to support the buying and selling of a variety of products between all members of the supply- chain, from materials suppliers to wholesale distributors to retailers. In addition to allowing them to place product and material purchase orders, GoldRiver allows the platform's registered users to have a portion of a purchase order or an entire purchase order placed on the platform financed through the platform's connection to Tenet's Business Hub. AST earns service fees for transactions conducted on GoldRiver.

ASFC (Asia Synergy Financial Capital Ltd.) is Tenet's only subsidiary licensed to directly lend funds. Tenet's platform is used to analyze data on the loan candidates before ASFC issues loans to qualified businesses. It earns interest on loans provided.

LKS (Jiangsu Steel Chain Technology Co., Ltd.) is a B2B trading platform for steel industry distributors and buyers and operates under the business name LinkSteel.

ASST (Asia Synergy Supply-chain Technologies Ltd.) is a supply chain bundle service provider for foods and beverages and other supply chain products. Its B2B trading platform is used to facilitate the sale of RedBull to Chinese gas stations, provide payment services for instant coffee machines deployed at PetroChina stores, facilitate the sale of consumer products on various ecommerce platforms China, including JD, Taobao, and Pinduoduo, and facility the buying and selling of frozen seafood between distributors and buyers.

AJP (Zhejiang Xinjiupin Clean Tech-Oil & Gas Management Co.) is a supply chain bundle service provider for the oil and gas sector. It operates a B2B trading platform for oil and gas distributors and buyers, integrating within Tenet's Business Hub to provide financing, logistics, market intelligence, payment services, and insurance services.

ASAC (Shanghai Xinhuizhi Supply Chain Management Co., Ltd.) is a supply chain bundle service provider of agricultural products, including coffee. It operates a B2B trading platform for coffee distributors and buyers, integrating within Tenet's Business Hub to provide financing, logistics, market intelligence, payment services, and insurance services.

ASCS (Asia Synergy Credit Solutions Ltd.) provides loan facilitation services, including loan sourcing/matching and risk management control and pairs potential borrowers with banks and other financial institutions.

ASSC (Asia Synergy Supply Chain Ltd.) provides logistics, warehousing, and other supply-chain related services to the steel industry.

HKE (Huike Internet Technology Co., Ltd.) and ASSI (Xinxiang Technologies Ltd.) are the owners and operators of the Heartbeat insurance product management and brokerage platform. Tenet acquired the platform in the fall of 2021 to complement its Business Hub™ service offering in China. The platform is aimed at improving the supervision of the insurance brokerage industry and enhancing the industry's collection and management of data. New Chinese insurance regulations and compliance obligations have greatly contributed to the adoption of the platform by Chinese insurance brokerage companies to connect with, access and sell insurance products.

WCH (Wechain Technology Service Co., Ltd.) is a micro loan facilitator operating primarily in the food industry. Through its proprietary platform, it partners with Chinese banks to facilitate the provisioning of credit to the underserved restaurant and food industries. WCH's platform is integrated with Tenet's Business Hub and allows banks to better assess the credit worthiness and monitor the activities of businesses to qualify them for loans.

KLF (Kailifeng New Energy Technology Co., Ltd.) is operates in the clean energy sector. It carries out R&D and is the owner of the i3060 platform. Named after China's pledge to cut carbon dioxide emissions after 2030 and be carbon neutral by 2060, the i3060 platform aims to digitize the feasibility and life cycle of clean energy projects. In early 2022, the Company began working with China Energy Engineering Corp. (CEEC) on a pilot project in four cities to install solar panels on residential and commercial roofs in a cost-effective manner. The i3060 platform is used to identify all the roof tops in each city where solar panels could potentially be installed, with each such roof identified as a mini-project. The platform then estimates the potential energy to be generated by each mini-project and its potential profitability before determining whether the mini-project should be pursued. Funding for the projects is provided through the Business Hub™. All or part of the energy generated can be used by the building owners or sold to the energy grid.

Sales Revenue

For purposes of financial reporting, the Company has segmented its revenue in its two principal operating segments - revenue from its fintech platform and revenue from its financial services. The following table sets forth revenues from sales to customers outside the consolidated entity by segment for the two most recently completed fiscal years.

Sales by Segment	Year Ended		Year Ended
	December 31, 2021		December 31, 2020

Fintech Platform	$100,048,420	97%	$39,313,632	92%

Financial Services	$3,584,354	3%	$3,384,417	8%

	$103,632,774	100%	$11,708,653	100%

Canadian Operations

Since the acquisition by Tenet of Cubeler in late 2021, the Company has been adapting the platform with the intention of launching a Canadian segment of its Business Hub, which will be following by additional segments of the Business Hub in other countries and regions. Until the launch, the Company's operations in Canada consist primarily in adapting the platform for the non-Chinese markets, putting the personnel required for its Canadian operations in place, creating partnerships, and attracting potential members. The Canadian segment of the Hub will differ considerably from the Chinese segment of the Business Hub in terms of both approach and features. For instance, while the Chinese segment is industrial vertical focused with limited user interfaces, the other segments of the Business Hub (including the Canadian one) will be user interface focused. They will resemble a social network platform, promoting interactions between members and with the platform itself.

Once launched, the Canadian segment of the Business Hub is expected to generate new revenue streams. Whereas Tenet's revenue model in China is a transaction-based model in which service fees are charged for facilitating B2B transactions, the Company's revenue model outside of China will be based primarily on advertising as well as subscriptions to analytics and AI applications offered to both consumers and businesses.

Specialized Skill and Knowledge

Tenet requires specialized skill and knowledge to conduct its business activities. Success in the AI and fintech spaces require its personnel to possess a very high level of technological sophistication and solid experience to meet the challenges of the industry. The officers and directors of Tenet and its Chinese subsidiaries are industry professionals who have extensive expertise and highly-technical experience specific to the AI, e-commerce, and fintech sectors. They provide a strong foundation of advanced field skills and advanced knowledge, complemented by their demonstrated ability to succeed in the management and administration of a public company. Tenet has retained and will retain special advisors to provide specialized knowledge to the Company and its subsidiaries.

Competitive Conditions

Small- and medium-sized businesses and micro businesses in China, for the most part, are confronted with a frequent cash flow problem. A variety of lending platforms have sprung up over the past few years to help these businesses gain greater access to loans and credit to meet their short-term cash needs, making the space very competitive. Although many competing services use analytics to find loans and credit products for their business clients, most only rely on the information provided by the businesses. The analytics are often based on limited and static data. The simplicity of their registration process allows them to acquire clients quickly, but the results are not always the best for the clients or lenders. Tenet, on the other hand, requires clients to provide continuous access to their data by allowing its platform to link to their accounting or ERP systems. Tenet also requires the businesses to authorize the platform to access their bank statements and information about their business at various government agencies. Tenet's process may be more cumbersome than the competition, but the access to continuous data and more data has resulted in lower default rates for lenders who lend using Tenet's platform and in greater opportunities for businesses who use the service. Tenet hopes to use that competitive advantage to continue to expand its service offering throughout China in the coming months and years.

New Products

As referenced above, on September 14, 2021, Tenet announced that it had acquired the Heartbeat insurance platform. The platform is aimed at improving the supervision of the insurance brokerage industry and enhancing the industry's collection and management of data. New Chinese insurance regulations and compliance obligations have greatly contributed to the adoption of the platform by Chinese insurance brokerage companies to connect with, access and sell insurance products.

As referenced above, on October 1, 2021, the Company concluded the acquisition of the Cubeler platform. Cubeler provides funding and credit offers from banks and other lending institutions, the ability to connect and network with other business owners, timely market intelligence on various industries, and advertising opportunities. Cubeler is also the developer and owner of the technology and business model at the core of the Company's Business Hub. The Company began commercializing the technology in China in 2018 through an exclusive licensing and royalty agreement with Cubeler. Until its acquisition, Tenet had been limited to commercializing the Cubeler platform in China. Tenet is now engaged in adapting the Cubeler platform for markets outside of China and expects to launch the platform (referred to as the Business Hub) in Canada before the end of 2022.

Intangible Properties

The Company's material intangible properties comprise of its AI and fintech platforms which form part of its Business HubTM (including Cubeler, Tenoris3, Gold River, Heartbeat, i3060, and Wechain) and its trade names. Of those, the Company has filed applications for trademark protection for the tradenames Tenet, Cubeler, and Tenoris3 and considers each of the foregoing tradenames as legally protected properties.

The Company considers these intangible properties to be of vital importance to the Company. These intangible properties have assisted the Company to successfully penetrate the Chinese commercial lending space and build a solid reputation among businesses, banks, lending institutions, various levels of government and other influential stakeholders in a number of China's economic sectors. The Company plans to leverage the know-how, strategies, and technologies that it has developed and acquired in adapting its platforms for markets outside of China.

Tenet has also taken measures to secure its intellectual property, filing copyright and patents applications in China and trademark applications in Canada and the United States.

Cycles

Generally speaking the Company's business is not cyclical. However, because it operates in China, Tenet's business, just like most Chinese businesses is somewhat affected every year by the Chinese New Year Holiday. The holiday usually occurs sometime between the end of January and the beginning of February. Although the official holiday period usually lasts for 16 days, much of the country can shut down for as long as a month. This impacts most of the country's businesses, including Tenet's. The result is that Tenet's revenue for the first quarter of any year will typically be lower compared to revenue for the year's other three quarters simply because the Company loses almost a month of operations during the first quarter.

Economic Dependence

A significant portion of Tenet's 2020 revenues came from supply-chain financing related transactions thanks in part to Tenet's agreement with Ronghuitong Ltd. Ronghuitong provides shipping, warehousing and logistics services to hundreds of raw material suppliers and their manufacturing clients. Tenet originally signed a partnership agreement with Ronghuitong to bundle Tenet's purchase order financing services with Ronghuitong's services as a way for Tenet to introduce its services to Ronghuitong's clientele and allow Tenet to rapidly acquire clients. Tenet was not only able to sell its services to Ronghuitong's raw material supplier and manufacturing clients, but the Company was also able to add the manufacturers' distributor and retailer clients to its list of purchase order financing clients. The Company's agreement with Ronghuitong remains in effect, however, Tenet now has thousands of clients of its own and is no longer dependent on its agreement with Ronghuitong, which now only accounts for a small portion of the Company's revenue. Moreover, the Company has also been able to diversify its portfolio of products and services and, by extension, continues to diversify its revenues streams. The Company is also anticipating expansion outside of China in late 2022 and beyond, which will further lessen its dependence on any one contract.

Changes to Contracts

There are no aspects of the Company's business that the Company reasonably expects to be affected in the current financial year by renegotiation or termination of contracts or sub-contracts.

Environmental Protection

The Company's operations are currently not affected by, or subject to, any environmental protection requirements, nor does Tenet expect its operations to be affected by any environmental protection requirements in the future.

Employees

As of the date of this AIF, Tenet had a total of 148 employees.

Foreign Operations

Most of Tenet's operations are in a foreign jurisdiction, namely the People's Republic of China. Foreign operations accounted for all of Tenet's revenues at the date of this AIF. Other than the commercial and intellectual property rights to the Cubeler platform, which is held directly by Tenet, most of Tenet's assets are held indirectly by Tenet's Chinese subsidiaries.

Lending

Tenet's ASFC subsidiary is the only one of the Company's subsidiaries that makes loans to businesses. ASFC's lending activities accounted for less than 3% of Tenet's total revenue in 2021 and are expected to account for less of Tenet's revenue in 2022. Tenet's Business Hub is used to analyze data on the loan candidates before ASFC issues loans to qualified businesses.

Reorganizations

There were no reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years, nor are there any such reorganizations expected or being considered for the foreseeable future.

Social or Environmental Policies

There are no specific social or environmental policies affecting Tenet's business nor has the Company implemented any specific social or environmental policies the three most recently completed financial years.

Risk Factors

The risks described below are the principal risks that could have a material and adverse effect on our business, financial condition, results of operations, cash flows, future prospects or the trading price of our common shares. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward Looking Statements".

COVID-19 Pandemic

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months in some parts of the world, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

Risks Relating to Tenet

Negative Operating Cash Flow

The Company had negative operating cash flow for the year ended December 31, 2021. The Company may require additional financing to fund its operations to the point where it is generating positive operating cash flow. Continued negative operating cash flow may restrict the Company's ability to pursue its business objectives.

Financing Risk

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we will require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we will need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new products and platform enhancements to incorporate additional features, improve functionality or otherwise make our platforms more desirable to their users. New product or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market. Any new products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following: our failure to predict market demand accurately and supply products that meet this demand in a timely fashion; users of our platforms may not like, find useful or agree with any changes; defects, errors or failures in our platforms; negative publicity about our products or our platforms' performance or effectiveness; delays in releasing to the market new products or platform enhancements; and the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

Our business is subject to extensive and evolving regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As we develop and introduce new products and services, we may become subject to additional laws and regulations.

If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platform and processes, which may cause us to incur additional costs and lead to a reduction in revenue.

While we have reviewed and revised our business model to ensure it complies with the applicable provincial and federal laws, the application of certain legislation to our business model remains uncertain. There is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, and that we are not in compliance with such applicable requirements. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, and/or subject to prosecution for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

Cyber security risk is the risk of harm, loss and liability resulting from a failure or breach of information technology systems. We and our third-party partners and service providers, including third-party data centers that we use, obtain and process large amounts of sensitive data, including our clients' personal information and other sensitive data relating to our users and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies. We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, cryptocurrencies, or sensitive information, including personally identifiable information, on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing users, prevent us from obtaining new users, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

Our business may be adversely affected by material changes to the interest rate charged to our clients and paid to our lenders.

We earn a portion of our revenues from interest payments on the loans we make to our clients. Various financial institutions and other funding sources may in the future provide us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our clients and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

There are a variety of factors that could affect the interest rates we charge to our clients and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our clients, competition with other lenders and regulatory requirements. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of governments where we operate and their agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

Our services depend on debt financing products provided by third-parties, and we may not always be able to have these products, from which the vast majority of our revenues are derived, available on our platform.

We offer debt financing products from third-party lenders to small, medium-sized and micro business borrowers and charge a fee for the service. Our services therefore depend on these third-party debt financing products. Our reliance on these products to generate the vast majority of our revenues exposes us to platform funding risks. If our lending partners decide to no longer make their debt financing products available on our platform, our business, operating results, financial condition and prospects could be adversely affected.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from clients. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in Canada and in foreign jurisdictions is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platforms, we do include third-party software in our platform. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platform, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework our platform to ensure it complies with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our fintech platforms may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our fintech platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores and/or interest rates.

We rely on data from third parties for the successful operation of our platform.

Our ability to review and select qualified clients for our lending partners depends on business performance data, business and personal identification data, and other relevant information about the clients that we collect from the clients themselves and from third parties, including credit bureaus. If this information becomes unavailable or becomes more expensive to access, it could increase our costs as we seek alternative sources of information. If third-party data we collect is incorrect, our ability to identify qualified clients or approve and price products may suffer and our business may be harmed.

Our levels of indebtedness can have negative implications for our shareholders.

Although we don't anticipate having a significant amount of indebtedness, any level of indebtedness could impact our operations. Our ability to make payments of principal and interest on any debt we carry will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our indebtedness could have significant consequences to shareholders, such as increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Any misconduct and/or errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if transactions are redirected, misappropriated or otherwise improperly executed, if personal and business information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, a purposeful sabotage or by means of a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with clients is governed by applicable laws, including those in the People's Republic of China. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow our protocol when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. As a result, we could also be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data, or failed to have followed protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our clients, inability to attract future clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Market Price of the Common Shares

Tenet's common shares are listed and posted for trading on the CSE under the symbol 'PKK'. In addition, Tenet's common shares can be purchased in the U.S. on the OTCQX under the symbol 'PKKFF'. Tenet's business is in an early stage of development and an investment in Tenet's securities is highly speculative. There can be no assurance that an active trading market in Tenet's securities will be established and maintained. Securities of companies involved in the fintech industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the common shares is also likely to be significantly affected by short-term changes in Tenet's financial condition or results of operations as reflected in its quarterly earnings reports.

Limited History of Operations

Tenet has a limited history of operations. There can be no assurance that the business of Tenet and/or its subsidiaries will be successful and generate, or maintain, any profit.

Foreign Subsidiaries

Tenet conducts almost all of its operations through its Hong Kong and Chinese subsidiaries. Therefore, to the extent of these holdings, Tenet (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of each such subsidiary to make payments to its parent company may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which the subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

China's economic, political and social conditions, as well as government policies, could affect our business, financial condition and results of operations.

Most of our businesses, assets and operations are located in China. Accordingly, our financial condition, results of operations and business prospects are, to a significant degree, subject to the economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including, among other things, government involvement, level of economic development, economic growth rate, control of foreign exchange and allocation of resources.

China's economy was a planned economy, and a substantial portion of productive assets in China is still owned or controlled by the People's Republic of China's government. The government also exercises significant control over China's economic growth by allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. Although the government has implemented economic reform measures to introduce market forces and establish sound corporate governance in business enterprises, the application of such economic reform measures may vary from industry to industry, or across different regions of the country. As a result, we may not benefit from certain of such measures.

Attraction and Retention of Key Personnel Including Directors

Tenet has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of Tenet. Tenet may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of Tenet depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with Tenet or that replacement personnel with comparable skills can be found. Tenet will be dependent on the services of key executives, including the directors of Tenet and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of Tenet, the loss of these persons or Tenet's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

Tenet may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, Tenet may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dilution

Tenet will require additional funds in respect of the further development of Tenet's business. If Tenet raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of a large number of Tenet's common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Tenet's ability to raise capital through future sales of its common shares. Tenet may from time to time have previously issued securities at an effective price per share which will be lower than the market price of its common shares. Accordingly, certain shareholders of Tenet may have an investment profit in the Company's common shares that they may seek to liquidate.

Competition

We face increasing competition and, if we do not compete effectively, our operating results could be harmed. We not only compete with traditional companies that provide financial services to businesses, but also with other fintech companies have begun focusing their efforts on targeting micro, small and medium businesses. In some cases, some competitors may offer a broader range of financial products to those businesses, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do. When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Reliance on Key Individuals

Tenet's success depends to a certain degree upon certain key members of the management. It is expected that these individuals will be a significant factor in Tenet's growth and success. The loss of the service of members of the management could have a material adverse effect on Tenet.

Dividend Policy

No dividends on common shares have been paid by Tenet to date. Tenet anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. Tenet does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Tenet's board of directors after taking into account many factors, including Tenet's operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Directors and officers of Tenet also serve or may also serve as directors and/or officers of other fintech companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Tenet and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability, resulting in a profound impact on the global economy. Many industries are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market instability continue, the Company's operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Holding Company With Significant Operations in China

Investors should be aware as a holding company that is currently dependent on the operations of its subsidiaries in China, the Company is subject to risks that could cause the value of its common shares to significantly decline. Chinese laws and regulations governing its current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of the Company's Chinese subsidiaries or a significant depreciation in the value of its common shares. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, to the Company's knowledge, neither it nor any of its Chinese subsidiaries have been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have any of them received any inquiry, notice or sanction from the Chinese government.

Regulatory Permissions

To operate its business as currently conducted in China, each of the Company's subsidiaries in China is required to obtain a business license from local authorities. Each such Chinese subsidiary has obtained a valid business license, and no application for any such license has been denied or revoked. If any of the business licenses of our subsidiaries are revoked, this would hinder our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this AIF, all the Company's operating subsidiaries are located in China, except Cubeler Inc. (Canada), Tenoris3 Inc. (Canada) and Asia Synergy Ltd. (Hong Kong). Accordingly, the repatriation of any profits which the Company might want to repatriate from China to Canada, or the transfer any funds from any of its Chinese subsidiaries to Canada, are subject to the rules and regulations established by the Chinese government that restrict the flow of funds from China to foreign jurisdictions, including the transfer of funds from Chinese subsidiaries to their foreign parent companies. Although the Company has taken steps to comply with the regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise adversely impact the Company in the future.

In order to test its ability to transfer funds from its Chinese subsidiaries to the Tenet parent company, the Company initiated two management fee payments totaling US$300,000 from its Chinese subsidiaries (Asia Synergy Data Solution Ltd. and Asia Synergy Credit Solutions Ltd.) during the 2021 fiscal year. The funds representing these management fees were successfully transferred to a bank account the Company maintained in Montreal, Canada. The transfer of these funds did not attract tax consequences in China or in Canada other than in respect of income which the Company received and an expense to the noted Chinese subsidiaries. Although this test of payments from China to Canada was successful, there can be no assurance that the Company will be able to continue to do so again in the future or that the existing regulations allowing it to do so will not change. In the coming fiscal year, the Company intends to transfer earnings (additional funds) from China to Canada in the same manner on the basis of payments for management fees for services to be performed. No other assets, including cash, were transferred within the organization. The Company has not made any transfers, paid any dividends or made any distributions from earnings to its shareholders as at the date of this AIF, and the Chinese government has not impeded the Company from doing so.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries located therein to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to temporary or permanently suspend some of its operations in China, which would adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favours that would advance the Company's business interests in exchange for cash or other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China, the Company is also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against all things Canadian. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would negatively impact the Company's operations, revenue and profits.

Insurance and Uninsured Risks

Tenet's business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, facilities, personal injury or death, damage to the properties of Tenet, or the properties of others, monetary losses and possible legal liability. Tenet may be subject to product liability claims, which may adversely affect its operations. Tenet's industry is highly regulated, and we may be subject to regulatory scrutiny for violations of regulations and laws. Tenet could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although Tenet will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Tenet may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Tenet might also become subject to liability which may not be insured against or which Tenet may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Tenet to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Currency Risk

Currency fluctuations may affect the costs Tenet incurs at its operations. The majority of Tenet's operations is conducted in China. Fluctuations in the renminbi may have an adverse effect on Tenet's earnings.

DIVIDENDS AND DISTRIBUTIONS

Tenet has not paid any cash dividends or distributions since its incorporation. Tenet currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of Tenet's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. There are no restrictions that prevent Tenet from paying dividends or distributions. Tenet is limited in its ability to pay dividends on its common shares by generally applicable restrictions under corporate law referred to "solvency tests".

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of Tenet consists of an unlimited number of common shares without par value. As of June 9, 2022, there were 98,812,183 common shares issued and outstanding.

Holders of common shares are entitled to receive notice of any meetings of shareholders of Tenet, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by Tenet's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Tenet are entitled to receive on a pro rata basis the net assets of Tenet after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Share Options

The following table sets out the number of common shares issuable pursuant to outstanding share options as of the date hereof, along with the exercise price and expiry of the share options.

Number of Share Options[1,2]	Exercise Price per Share Option[1,2]	Expiry Date
18,750	$1.10	27 November 2022
171,250	$1.60	15 December 2022
5,000	$1.00	16 April 2023
288,750	$1.00	05 June 2023
37,500	$1.00	28 November 2023
50,000	$1.00	01 May 2024
447,500	$1.00	27 May 2024
10,000	$1.00	05 September 2024
50,000	$1.10	01 November 2024
5,000	$1.00	12 November 2024
745,500	$1.00	11 June 2025
250,000	$0.45	07 August 2025
1,225,000	$1.50	28 October 2025
50,000	$2.70	06 November 2025
25,000	$5.70	28 January 2026
55,000	$5.50	22 March 2026
10,000	$4.80	13 May 2026
825,000	$4.10	07 July 2026
5,000	$8.00	10 August 2026
25,000	$11.50	28 October 2026
32,725	$7.50	01 January 2027
42,881	$5.60	01 February 2027
2,941	$4.10	01 March 2027
15,627	$4.16	01 April 2027
13,585	$5.13	01 May 2027
2,842	$2.55	01 June 2027

1 The number and exercise price of any options granted prior to July 28, 2020 have been adjusted for the consolidation of the Company's common shares on the basis of 10 old shares for one new share effective July 28, 2020 and for the consolidation of the Company's common shares on the basis of two old shares for one new share effective July 27, 2021.

2 The number and exercise price of any options granted on or after July 28, 2020 and prior to July 27, 2021 have been adjusted for the Company's consolidation of its common shares on the basis of two old shares for one new share effective July 27, 2021.

Warrants

The following table sets out the number of common shares issuable pursuant to outstanding share purchase warrants as of the date hereof, along with the exercise price and expiry date of the warrants.

Number of Warrants[1]	Exercise Price per Warrant[1,2]	Expiry Date
585,000	$0.50	July 2022
731,190	$0.50	August 2022
13,328	$1.00	May 2023
3,500	$2.00	May 2023
12,870,149	$3.50	July 7, 2023
1,601,837	$3.50	July 7, 2023

1 The number and exercise price of any warrants issued prior to July 28, 2020 have been adjusted for the consolidation of the Company's common shares on the basis of 10 old shares for one new share effective July 28, 2020 and for the consolidation of the Company's common shares on the basis of two old shares for one new share effective July 27, 2021.

2 The number and exercise price of any warrants issued on or after July 28, 2020 and prior to July 27, 2021 have been adjusted for the Company's consolidation of its common shares on the basis of two old shares for one new share effective July 27, 2021.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading in Canada on the CSE under the symbol "PKK". The following table sets forth information relating to the trading of the common shares on the CSE for the months indicated since the beginning of the most recently completed financial year.

Month[1]	High ($)[1]	Low ($)[1]	Volume[1]
May 2022	$4.89	$1.81	9,485,828
April 2022	$5.40	$3.68	4,622,150
March 2022	$4.88	$3.05	5,086,143
February 2022	$5.38	$2.40	7,408,649
January 2022	$7.49	$4.48	10,435,198
December 2021	$9.66	$6.38	4,665,139
November 2021	$11.31	$7.45	5,141,040
October 2021	$11.78	$7.02	8,872,836
September 2021	$14.50	$9.02	11,030,108
August 2021	$11.40	$5.84	14,450,099
July 2021	$6.05	$3.72	9,253,615
June 2021	$5.08	$3.76	4,960,003
May 2021	$5.80	$4.30	3,568,152
April 2021	$6.04	$5.24	3,920,958
March 2021	$6.30	$4.10	7,348,030
February 2021	$6.28	$4.92	6,893,267
January 2021	$6.40	$3.20	11,624,761

1 The high price, the low price and the volume of Common Shares traded prior to the Company's July 27, 2021 consolidation of its Common Shares on the basis of two pre-consolidation Common Shares for one post- consolidation Common Share have been adjusted to the post-consolidated number of Common Shares and trading price.

Prior Sales

Since the beginning of the most recently completed financial year, Tenet has issued the following securities that are not listed or quoted on any marketplace:

Date of Issuance	Type of Security	Exercise Price[1]	Number of Securities[1]
January 28, 2021	Share Options	$5.70	25,000
March 22, 2021	Share Options	$5.50	55,000
May 13, 2021	Share Options	$4.80	10,000
July 07, 2021	Share Options	$4.10	825,000
July 7, 2021	Share Purchase Warrants[2]	$3.50	14,990,999
August 10, 2021	Share Options	$8.00	5,000
October 28, 2021	Share Options	$11.50	25,000
January 01, 2022	Share Options	$7.50	32,725
February 01, 2022	Share Options	$5.60	42,881
March 01, 2022	Share Options	$4.10	2,941
April 01, 2022	Share Options	$4.16	15,627
May 01, 2022	Share Options	$5.13	13,585
June 01, 2022	Share Options	$2.55	2,842

1 The number and exercise price of any securities issued prior to the prior to the Company's July 27, 2021 consolidation of its common shares on the basis of two old shares for one new share have been adjusted to the post-consolidated number of securities and exercise price.

2 On July 7, 2021, the Company closed a short-form prospectus financing consisting of the sale of 13,149,999 units (a "Unit"). Each unit consists of one (1) common share and half (0.5) common share purchase warrant. The share consolidation of 2 for 1 made on July 27, 2021 does not affect the actual warrants linked to this prospectus. Two (2) warrants entitle the holder to purchase one (1) share of the Company at the price of $7.00 each for a period of twenty-four (24) months from the date of issuance.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO

CONTRACTUAL RESTRICTION ON TRANSFER

As of the date hereof, 7,758,504 shares of the Company were held in escrow by TSX Trust Company (the "Escrow Agent") in accordance with the terms of the Security Escrow Agency Agreement dated October 1, 2021, between the Escrow Agent, the Company and securityholders of Cubeler Inc. ("Cubeler"). Cubeler securityholders agreed to deposit with the Escrow Agent 11,133,012 shares in the Company received a partial consideration for the sale by said securityholders of the issued and outstanding shares of Cubeler. On February 2, 2022, 3,374,508 shares of the Company were released by the Escrow Agent. On October 1, 2022, 3,879,271 shares held in escrow are scheduled to be released and the remaining 3,879,233 shares held in escrow are scheduled to be released on October 1, 2023.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, province/state and country of residence, position held with Tenet and principal occupation for the past five years of each person who is a director and/or an officer of Tenet.

Name, Province/State and Country of Residence	Position(s) with Tenet Fintech Group Inc.	Principal Occupation for the Past Five Years
Johnson Joseph Québec, Canada	CEO, President & Director since February 8, 2011	CEO and President of Tenet Fintech Group Inc.
Mark Dumas Virginia, USA	Director since February 27, 2014; Member of the Audit and Risk Management Committee and Compensation Committee	Chief Strategy Officer for Culmen International and head of M&A and Technology Operations since 2018; CEO, CSO and founder of PlanetRisk from 2014 to 2018
Liang Qiu Québec, Canada	Director since June 23, 2017; CEO of Chinese Operations	CEO of the Company's Chinese operations
Charles-André Tessier Québec, Canada	Director and Chairman of the Board since February 8, 2011; Member of the Compensation Committee	Advisor; business lawyer from 1980 to retiring in 2020
Michael Pesner Québec, Canada	Director since August 7, 2020 Chair of the Audit and Risk Management Committee and Member of the Compensation Committee	CPA, CA; President of Hermitage Canada Finance Inc. (financial advisory services); Senior Partner, Financial Advisory Services at the Montreal offices of KMPG from 1976 to 2002; director of Smart Employee Benefits Inc. since May 2017; director of Wallbridge Mining Company Limited since Jan. 2019; director of Dominion Water Reserves Corp. since March 2021; EVP Capital Markets for Novipro Inc. since April 2022
Dana Ades-Landy Québec, Canada	Director since January 28, 2021; Member of the Audit and Risk Management Committee	Senior Manager, Special Loans at the National Bank of Canada; CEO of the Heart & Stroke Foundation of Canada (Québec) from 2016 to August 2020
Jean Landreville Québec, Canada	CFO since January 31, 2018	CFO of Tenet Fintech Group Inc., previously Finance Director for Morneau Shepell health and safety division in Montreal

Directors of Tenet hold office until the conclusion of each annual general meeting. Officers are appointed by the Board and serve at the pleasure of the Board.

As of the date hereof, all directors and executive officers, as a group, directly or indirectly, beneficially owned, or controlled or directed, 7,720,890 Shares representing 7.81% off the currently issued and outstanding common shares before giving effect to the exercise of share options, share purchase warrants, or restricted share units held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of Tenet:

(a) is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Tenet) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b) or a shareholder holding a sufficient number of securities of Tenet to affect materially control of Tenet, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including Tenet) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, and

(c) or a shareholder holding a sufficient number of securities of Tenet to affect materially the control of Tenet, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Johnson Joseph and Charles-André Tessier, as directors of the Company, were subject to a Management Cease Trade Order (the "MCTO") issued on May 1, 2013 by the Autorité des marchés financiers as a result of the Company's failure to file its 2012 Annual Disclosure Documents within the prescribed time to do so. The Company filed its 2012 Annual Disclosure Documents on May 31, 2013 and the MCTO was revoked by the Autorité des marchés financiers on June 6, 2013.

On June 3, 2015, Mr. Pesner resigned from the board of directors of Liquid Nutrition Group Inc. On June 12, 2015, June 24, 2015 and September 23, 2015, the securities commissions of the Provinces of Alberta, Ontario and British Columbia issued cease trade orders against Liquid Nutrition Group Inc. for default of filing its interim financial statements and management's discussion and analysis for the interim period ended March 31, 2015.

On January 31, 2017, the Autorité des marchés financiers issued a management cease trade order against Quest Rare Minerals Ltd., which cease trade order was revoked on March 14, 2017. On July 5, 2017, Quest Rare Minerals Ltd. filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). On March 2, 2018, the court approved and homologated the proposal dated January 3, 2018, as amended on January 11, 2018, which was accepted at the meeting of creditors held on January 24, 2018. Mr. Pesner resigned from the board of directors of Quest Rare Minerals Ltd. on April 4, 2018.

Mr. Pesner was a director of Le Château Inc. ("Le Château") until June 25, 2021. On October 23, 2020, Le Château obtained an Initial Order pursuant to the Companies' Creditors Arrangement Act (CCAA) to proceed with the orderly liquidation of its assets and wind down of its operations. On December 17, 2020, in accordance with its extended powers set out in the CCAA orders, the Court granted a Receivership order on a limited portion of Le Château's assets for the sole purpose of allowing employees of Le Château to benefit from those payments provided under the Wage Earner Protection Program Act (WEPPA). On January 11, 2021, Le Château received a failure-to file cease trade order issued by the Autorité des marchés financiers as a result of Le Château's delay in the filing of its unaudited interim financial statements, management's discussion and analysis and related CEO and CFO certifications for the three- and nine-month periods ended October 31, 2020. On June 25, 2021, Mr. Pesner resigned as a director of Le Chateau Inc. On September 2, 2021, 2175371 Canada Inc., formerly Le Chateau Inc., filed an assignment in bankruptcy and PricewaterhouseCoopers Inc. was appointed trustee.

Conflicts of Interest

Some of the proposed directors and officers of Tenet or a subsidiary of Tenet are or may be engaged in business activities on their own behalf and on behalf of other corporations, and situations may arise where some of the directors may be in potential conflict of interest with Tenet. Conflicts, if any, will be subject to the procedures and remedies under the CBCA. This legislation states that where a director has such a conflict, that director must, at a meeting of Tenet's directors, disclose his or her interest and refrain from voting for or against the approval of such participation or such terms unless otherwise permitted. In accordance with the CBCA, the directors and officers of Tenet are required to act honestly, in good faith and in the best interests of shareholders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

As of the date hereof, the following legal proceedings have been instituted against the Company:

A class action lawsuit has been brought against Tenet and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case has been brought on behalf of Tenet shareholders who traded securities of Tenet between September 2, 2021, and October 13, 2021, on Nasdaq. The complaint alleges, among other things, that the defendants violated the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934 by making false or misleading statements regarding (i) Tenet's ownership interest in Asia Synergy Financial Capital Ltd. through a subsidiary, Wuxi Aorong Ltd., (ii) Tenet's acquisitions of the Huayan Kun Tai Technology Company Ltd., the Heartbeat insurance platform, and Cubeler Inc., (iii) Tenet's listing on Nasdaq, (iv) Tenet's Form 40-F submission to the SEC, and (v) statements published about Tenet by Grizzly Reports. On February 10, 2022, the court appointed a lead plaintiff and lead counsel. An amended complaint was filed in April 2022. The Company has retained external counsel and is defending itself vigorously against all claims.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2021.

No penalties or sanctions were imposed by a court or regulatory body against Tenet that would likely be considered important to a reasonable investor in making an investment decision.

Tenet did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2021.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Tenet's CEO and the CEO of its Chinese operations are the founders and controlling shareholders of Cubeler Inc., which has licenced its software as the centerpiece of Tenet's Lending Hub commercial lending platform. Except as otherwise disclosed herein, no other directors, executive officers, or shareholders beneficially owning or exercising control or direction over, directly or indirectly, common shares of the Company carrying more than 10% of the voting rights attached to all common shares outstanding, and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect Tenet or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's common shares is AST Trust Company (Canada) at its principal offices located in Toronto, Ontario and in Montréal, Québec.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, Tenet entered into the following material contracts (i) during the most recently completed financial year, or (ii) before the most recently completed financial year if such material contract is still in effect.

• Registrar and Transfer Agent Agreement between the Company and AST Trust Company (Canada) dated July 15, 2011;

• Agreement dated October 18, 2017 between Tenet's subsidiary ASDS and China Auto Industry Development Ltd ("CAID") pursuant to which CAID agreed to use the Cubeler commercial lending platform, managed by ASDS, as a solution to have its purchase orders financed.

• Agreement dated November 1, 2017 between Tenet and Jiu Dong Limited ("Jiu Dong") pursuant to which Tenet and Jiu Dong agreed to create a financial services subsidiary to be named Asia Synergy Financial Capital ("ASFC"). Under the terms of the agreement between the parties, Jiu Dong agreed to invest $9.8M directly into ASFC for a 49% equity stake, while Tenet agreed to invest $10.2M for a 51% stake in the financial services company.

• Lender Partnership Agreement dated June 6, 2018 between Tenet's subsidiary ASDS and Wuxi Jinxin Internet Small Loans Ltd. ("WJISL") pursuant to which WJISL agreed to become a registered lender on the Cubeler platform.

• Lender Partnership Agreement dated June 14, 2018 between Tenet's subsidiary ASDS and Hua Xin Lending Company ("Hua Xin"), pursuant to which Hua Xin agreed to become a registered lender on the Cubeler platform.

• Agreement dated December 20, 2018 between Tenet and Wenyi Financial Services Co. Ltd. ("Wenyi") pursuant to which Wenyi agreed to effectively transfer its operations, including most of its 20 employees, service agreements and assets, to newly created wholly-owned Tenet subsidiary Asia Synergy Credit Solutions ("ASCS").

• Partnership agreement dated January 20, 2019 between Tenet's subsidiary ASCS, Wuxi Union SME Guarantee Co. Ltd. ("WU") and the Wuxi Rural Commercial Bank ("WRCB") pursuant to which WU agreed to guarantee WRCB bank loans to SMEs serviced by ASCS for an aggregate amount of up to $1,000,000,000. Under the terms of the agreement, ASCS agreed to provide WU with a security deposit representing 10% of the continuous aggregate value of the loans it services.

• Agreement dated March 30, 2019 between Tenet's subsidiary AST and Xi'an Fenghui Automobile Service Company ("FASC") pursuant to which FASC agreed to use AST's Gold River product procurement platform to facilitate vehicle purchase and financing transactions.

• Agreement dated June 1, 2019 between Tenet's subsidiary ASDS and Jiangsu Zhongpu Financial Outsourcing Service Ltd. ("ZFOS") pursuant to which ASDS agreed to provide financial services to ZFOS clients and other supply-chain participants. Under the terms of the agreement, a company named Asia Synergy Supply Chain ("ASSC") was created of which ASDS owns a 51% controlling interest in ASSC and ZFOS owns the remaining 49%. ZFOS transferred part of its supply-chain operations to ASSC while ASDS contributed a royalty-free license to the Cubeler Lending Hub platform to ASSC.

• Agreement dated June 29, 2019 between Tenet's subsidiary ASSC and Ronghuitong Supply Chain Management Company Ltd. ("Ronghuitong") whereby ASSC agreed to outsource certain supply- chain financing related services to Ronghuitong.

• Agreement dated November 7, 2019 between Tenet and Jinxiaoer Technology Ltd. pursuant to which Tenet agreed to acquire the Jinxiaoer loan brokerage and commission paying platform.

• Agreement dated March 11, 2020 between Tenet's subsidiary ASSC and Jiangyin Gaoxinqu SME Development and Investment Ltd. pursuant to which Tenet agreed to provide the software platform that will power the city of Jiangyin's new commercial lending financial centre.

• Agreement dated September 21, 2020 between Tenet's subsidiary ASFC, Wuxi Industry Development Group ("Wuxi IDG") and Beijing Beijia Trading Company Ltd. ("BBTC") pursuant to which ASFC agreed to finance up to 10% of the value of BBTC's orders for Baidu smart speakers and Wuxi IDG agreed to provide logistics and warehousing and to finance up to 90% of BBTC's smart speaker orders.

• Agreement dated October 20, 2020 between Tenet and Beijing Youxiangtong Group ("BYG"), the parent company of national consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC"), pursuant to which Tenet agreed to provide financing to BDC's 60,000 online retail clients for up to 90% of the price of the products the clients purchase from BDC. The agreement provides for the new purchase order financing program to be offered to BDCs 60,000 clients through the creation of a new company by Tenet and BYG, in which Tenet will own a 51% controlling stake.

• Agreement dated November 18, 2020 between Tenet and Beijing Jingying Corporate Management Ltd. ("BJM") pursuant to which Tenet agreed to bring Tenet's Cubeler Lending Hub financing solution to BJM and its more than 250,000 retail clients, allowing for retailers to have up to 90% of the price of the products they purchase from participating distributors financed by the Lending Hub's banks and lending institutions.

• Agreement dated November 26, 2020 between Tenet and Gruppo Coin ("Coin") pursuant to which Tenet has agreed to provide short-term loans to Coin's social-media-influencer online sales partners.

• Agreement dated December 12, 2016, between Tenet and Qiyuesuo, a Chinese digital document signing service provider, that will allow members of the Business Hub ecosystem to digitally sign legally binding agreements with one another.

• Agreement dated January 7, 2021, between Tenet and China UnionPay subsidiary, Rongbang Technology Ltd. ("Rongbang"), which gives Tenet the ability to process payments, settle transactions, and transfer funds between lending institutions, banks and the businesses that are part of its Business Hub ecosystem. Through the agreement with Rongbang, Tenet will have control over the settlement and the transfer of funds of all transactions facilitated by its Business Hub and Gold River platforms through direct API links to the UnionPay network.

• Agreement dated January 28, 2021, between Tenet and beverage distributor Xiamen Guangzhui Ltd. ("Xiamen"), in which Tenet will provide financing solutions to the distributor and their retail clients through the Business Hub platform.

• Engagement letter dated February 22, 2021, Tenet entered into an engagement letter with Benchmark Company LLC ("Benchmark") pursuant to which Benchmark was appointed to act as the lead or book running managing underwriter in connection with the proposed registered public offering by Tenet of its Common Shares within the United States.

• Strategic Partnership Agreement dated February 24, 2021, between Tenet and ShopEx, a Chinese e-commerce software provider, which calls for an API link between the ShopEx platform and Tenet's Business Hub platform that will allow data from online stores managed with the ShopEx applications to flow to the Business Hub and help qualify the stores for loans and credit from the Hub's banks and financial institution lending partners. The parties will engage in joint marketing efforts and become authorized resellers of one another's products and services and earn referral fees from one another.

• Agreement on March 23, 2021, between Tenet and international investor relations specialists MZ Group (MZ), in which MZ would lead a comprehensive strategic investor relations and financial communications program across all key markets.

• Agency Agreement dated June 22, 2021, between Tenet and Research Capital Corporation Research ("RCC"), in which RCC agreed to act as lead agent and sole bookrunner in respect of a public offering of 26,300,000 units of the Company at a price per unit of $2.00 for aggregate gross proceeds of $52,600,000 pursuant to a short-form prospectus of the Company dated June 22, 2021.

• Warrant indenture dated as of July 7, 2021 between Tenet and AST Trust Company in connection with the Offering and the Over-Allotment Option.

• Agreement dated July 26, 2021, between Tenet and banking artificial intelligence software provider Zhongke Software Intelligence Ltd. ("Zhongke"), in which Zhongke transferred its intellectual property to a Tenet- controlled subsidiary.

• Agreement dated July 29, 2021, between Tenet and China UnionPay, in which Tenet acquired a minority stake in China UnionPay subsidiary Rongbang.

• Agreement dated August 16, 2021, between Tenet, Cubeler Inc. ("Cubeler") and the shareholders of Cubeler, in which the Company announced that it reached an agreement to acquire 100% of the issued and outstanding shares of Cubeler. At the time, Cubeler provided funding and credit offers from banks and other lending institutions, the ability to connect and network with other business owners, timely market intelligence on various industries, and advertising opportunities.

• Agreement dated September 14, 2021, between Tenet and Huayan Kun Tai Technology Company Ltd. ("Huayan"), in which Tenet acquired all of the assets of Huayan, a private company that provides various SaaS (software as a service) solutions to insurers and insurance brokers in China, including the Heartbeat insurance platform.

• Agreement dated October 1, 2021, between Tenet, Cubeler Inc. ("Cubeler") and the shareholders of Cubeler, in which the Company finalized the purchase of all issued and outstanding securities of Cubeler in exchange for $1,000,000 in cash and 11,133,012 common shares of the Company.

• Exclusive partnership agreement dated October 6, 2021, between Tenet and pre-owned vehicle trading platform YouCKU, in which Tenet will provide YouCKU with after-sale used car warranty policies, extended warranty policies and on-site vehicle repair and replacement policies.

• Agreement dated October 29, 2021, between Tenet and Ping An Insurance ("Ping An") to distribute insurance products aimed at the auto industry through the Company's Heartbeat insurance brokerage platform.

• Marketing cooperation agreement dated November 18, 2021, between Tenet and Rongbang, whereby the parties will promote the other party's services to their respective clients, including through joint-marketing initiatives.

• Revenue sharing partnership agreement dated December 9, 2021, between Tenet and PetroChina for the sale and distribution of coffee at PetroChina gas station convenience stores.

INTERESTS OF EXPERTS

Raymond Chabot Grant Thornton LLP are the independent auditors for Tenet who have issued an independent auditor's report dated April 30, 2022 in respect of the Company's financial statements and the notes related thereto at December 31, 2021 and for each of the fiscal years ended December 31, 2020 and December 31, 2019. Raymond Chabot Grant Thornton LLP have confirmed that they are independent with respect to Tenet within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDIT AND RISK MANAGEMENT COMMITTEE

Tenet's audit and risk management committee (the "Audit and Risk Management Committee") is responsible for monitoring Tenet's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of Tenet's external auditors. The committee is also responsible for reviewing Tenet's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of Tenet.

The Audit and Risk Management Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to Tenet's board of directors. A copy of the charter is attached hereto as Schedule "A".

The following are the current members of the committee:

Mark Dumas	Independent	Financially literate

Dana Ades-Landy	Independent	Financially literate

Michael Pesner	Independent	Financially literate

All three members of the Audit and Risk Management Committee are "independent" and "financially literate" as those terms are defined by National Instrument 52-110 Audit Committees ("NI 52-110").

Note that Ms. Ades-Landy has opted not to seek re-election to the Board at the Company's 2022 annual shareholders meeting for personal reasons. The Company is actively recruiting a new director but has yet to complete the process.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Mark Dumas - Mr. Dumas is an experienced executive and entrepreneur, having founded and been a key part of several companies and organizations. Mr. Dumas is currently Chief Strategy Officer at Culmen International, a private equity backed multinational corporation which has grown significantly since Culmen hired Mr. Dumas through its acquisition of a subsidiary of one of Mr. Dumas's companies. Prior to Culmen, Mr. Dumas founded, grew, and sold PlanetRisk (2014-2018), which provided solutions for commercial and government customers such as Apple and Starbucks to forecast and manage security risk. Prior to PlanetRisk, Mr. Dumas was a key part of the Corporate Development team as a Vice President at then Nasdaq-listed GeoEye (2010-2013) where he played an active role in M&A. Prior to GeoEye, Mr. Dumas founded, grew, and sold SPADAC (2002-2010), which was a technical sciences company that developed machine learning solutions and provided services to forecast risks and threats for the US Government. SPADAC paced the Inc.500 for several years of rapid growth. Since its founding in 2016, Mr. Dumas has been the Managing Director of Riverbend Capital 96, a venture capital firm. Mark is a seasoned M&A executive on buy side, sell side, and general fundraising, and has been a part of over 45 M&A deals and counting. Mr. Dumas holds 2 patents and 1 pending patent, is a Distinguished Fellow from the Bagley College of Engineering at Mississippi State University, where he graduated with a Bachelor of Science degree in Electrical Engineering.

Dana Ades-Landy - Ms. Ades-Landy is a Corporate Director with over 25 years of experience in strategic development and governance in the banking and financial services sector, currently holding a position with the National Bank of Canada. Prior to that she has held senior positions at KPMG, Laurentian Bank of Canada and Scotiabank before serving as CEO of the Quebec chapter of the Heart and Stroke Foundation of Canada. Ms. Ades- Landy is a well-known advocate for the advancement of women in business, acting as the President and Chair of the Financial Women's Association of Quebec for 10 years, named one of Canada's Top 100 Most Powerful Women in 2007 and 2009. Ms. Ades-Landy sits on the board of several high-profile organizations, including Alithya Group Inc., a leader in digital transformation and strategy, and BFL Insurance, the largest private insurance brokerage in Canada.

Michael Pesner - Mr. Pesner is President of Hermitage Canada Finance Inc., a company he founded in 2002 that provides financial advisory, mergers and acquisitions as well as financial advisory services to public and private corporations in diverse industries and effective April 1, 2022, EVP of Capital Markets with Novipro Inc. Prior to that, he spent 26 years at KPMG and predecessor firms where he accumulated a considerable amount of experience in financial management, corporate governance, and investment banking, including M&A transactions as well as debt and equity financing. His past and present directorship experience includes KPMG, David's Tea, Fonds Régional de Montréal, FTQ, Well.ca, SAQ (Société des alcools du Québec) and Wallbridge Mining to name just a few. His roles included Lead Director, Audit Committee Chair, and Governance Committee Chair.

Pre-Approval Policies and Procedures

The Audit and Risk Management Committee's charter sets out responsibilities regarding the provision of non-audit services by Tenet's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit and Risk Management Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees charged for audit and non-audit services provided by Tenet's external auditors during the two most recently completed financial years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2021	$625,000	-	-	-
2020	$216,940	-	-	-

Exemption in Section 6.1 of NI 52-110

Section 6.1 of NI 52-110 provides an exemption for a venture issuer from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110. Tenet is voluntarily filing this AIF.

ADDITIONAL INFORMATION

Additional information relating to Tenet Fintech Group Inc. can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Tenet's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of Tenet filed on SEDAR at www.sedar.com. Additional financial information is provided in Tenet's audited financial statements and management's discussion and analysis for the financial year ended December 31, 2021.

SCHEDULE "A"

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

2021-03-15

1 PURPOSE

1.1 The Audit and Risk Management Committee (the "Committee") is a standing committee appointed by the board of directors (the "Board") of Tenet Fintech Group Inc. (the "Corporation"). The Committee is established to fulfil applicable public Corporation obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

(a) oversee the integrity of the Corporation's financial statements and financial reporting process, including the audit process and the Corporation's internal accounting controls and procedures and compliance with related legal and regulatory requirements;

(b) oversee the qualifications and independence of the external auditors;

(c) oversee the work of the Corporation's financial management, internal auditors and external auditors in these areas; and

(d) provide an open avenue of communication between the external auditors, the internal auditors, the Board and management, as applicable.

1.2 In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Corporation's annual management information circular, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters.

1.3 The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members: (i) to plan or conduct audits, (ii) to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles, or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert members are members of the Board of the Corporation, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

1.4 Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Corporation's annual financial statement in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

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2 PROCEDURES AND POWERS General

The Committee shall have the following procedures and powers:

2.1 Composition - The Committee shall be composed of a minimum of three members. None of the members of the Committee shall be an officer or employee of the Corporation or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian and United States securities laws and the TSX and NASDAQ (or any other exchanges the Corporation may be listed for trade) corporate governance standards.

All members of the Committee must be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement and be "financially literate" (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an audit committee financial expert (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and the NASDAQ).

2.2 Appointment and Replacement of Committee Members - Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

2.3 Committee Chair - The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

2.4 Conflicts of Interest - If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

2.5 Compensation of Committee Members - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

2.6 Meetings - The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Corporation proposes to issue a press release with its quarterly or annual earnings information. The Committee shall also meet without management present at every meeting. Meetings may be held at any time deemed appropriate by the Committee.

(a) Calling of Meetings - The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 48 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Corporation. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.

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(b) Quorum - A majority of the members constitute a quorum for the transaction of the Committee business.

(c) Secretary of Meeting - The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Corporation shall be secretary of the Committee. The agenda of the Committee meeting will be prepared by the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting.

(d) Minutes - Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

2.7 Separate Executive and In-Camera Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present.

2.8 Professional Assistance - The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee's duties at the Corporation's expense.

2.9 Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information; (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (iii) representations made by management and the external auditors as to any information technology, audit and other non-audit services provided by the external auditors to the Corporation and its subsidiaries.

2.10 Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

2.11 Outsiders May Attend Meetings - The Committee may invite members of management or others to attend meetings or to provide information, as necessary. The Corporation's external auditors will have direct access to the Committee at their own initiative.

Powers

2.12 The Committee shall have the following powers:

(a) Access - The Committee is entitled to full access to all books, records, facilities, and personnel of the Corporation and its subsidiaries. The Committee may require such officers, directors and employees of the Corporation and its subsidiaries and others as it may see fit from time to time to provide any information about the Corporation and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b) Delegation - The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

(c) Adoption of Policies and Procedures - The Committee may adopt policies and procedures for carrying out its responsibilities.

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3 AUDIT RESPONSIBILITIES OF THE COMMITTEE Selection and Oversight of the External Auditors

3.1 The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Corporation and shall report directly to the Committee who shall so instruct the external auditors. The Committee shall annually evaluate the performance of the external auditors and propose the appointment of the external auditors of the Corporation in the Corporation's management information circular for shareholder approval. If the Committee deems it in the best interest of the Corporation to proceed with a change in external auditors, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire on the qualifications of the proposed external auditors before approving or rejecting the proposed change in external auditors.

3.2 The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Corporation to the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Corporation or any of its affiliates by the external auditors or any of their affiliates which are subject to pre- approval by the Committee shall be approved by the Committee or the Chair of the Committee.

3.3 The Committee shall annually review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

(a) actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

(b) require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Corporation and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

(c) ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(d) consider whether there should be a regular rotation of the external audit firm itself; and

(e) consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

3.4 The external auditor and its affiliates, with the prior approval the Committee in writing, may provide certain non-audit services to the Corporation and its affiliates.

3.5 The Committee shall establish and monitor clear policies for the hiring by the Corporation of employees or former employees of the external auditors.

3.6 The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require.

3.7 The Committee shall review the performance of the external auditors, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

3.8 The Committee is responsible for resolving disagreements between management and the external auditors regarding financial reporting.

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Appointment and Oversight of Internal Auditors (applicable only if such function is not performed by the Chief Financial Officer)

3.9 The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Corporation, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Corporation's internal audit function.

3.10 The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management's responses to such reports, as applicable.

3.11 The Committee shall, as it deems necessary and applicable, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

3.12 The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

3.13 The Committee shall review with the external auditors, the internal auditors and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Corporation and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

3.14 The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management's responses in correcting audit-related deficiencies.

3.15 The Committee shall discuss with the external auditors any difficulties or disputes that arose with management or the internal auditors during the course of the audit and the adequacy of management's responses in correcting audit- related deficiencies.

3.16 The Committee shall review with management the results of internal and external audits.

3.17 The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

3.18 The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors:

(a) the quality, appropriateness and acceptability of the Corporation's accounting principles and practices used in its financial reporting, changes in the Corporation's accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b) all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any "second opinions" sought by management from an external auditor with respect to the accounting treatment of a particular item;

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(c) any material change to the Corporation's auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d) the effect of regulatory and accounting initiatives on the Corporation's financial statements and other financial disclosures;

(e) any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Corporation;

(f) the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation;

(g) any legal matter, claim or contingency that could have a significant impact on the financial statements, the Corporation's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation's financial statements;

(h) the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation's operations;

(i) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles; and

(j) management's determination of goodwill impairment, if any, as required by applicable accounting standards.

3.19 The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

3.20 The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors:

(a) the adequacy and effectiveness of the Corporation's internal accounting and financial controls and the recommendations of management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;

(b) any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and

(c) management's compliance with the Corporation's processes, procedures and internal controls.

Oversight and Monitoring of Reported Unethical Conduct

3.21 In accordance with the Corporation's Whistleblower Policy (currently part of the Code of Ethics of the Corporation), the Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors these procedures and any significant complaints received.

Oversight and Monitoring of the Corporation's Financial Disclosures

3.22 The Committee shall:

(a) review with the external auditors and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and the Management Discussion and Analysis accompanying such financial statements, the Corporation's annual report and any financial information of the Corporation contained in any prospectus or information circular of the Corporation; and

(b) review with the external auditors and management each set of interim unaudited financial statements and notes related thereto and Management Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Corporation containing or accompanying such financial information of the Corporation.

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Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

3.23 Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation gives earning guidance.

3.24 The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

Oversight of Finance Matters

3.25 Appointments of the key financial executives involved in the financial reporting process of the Corporation, including the Chief Financial Officer and any business unit's controller or most senior individual, shall require the prior review of the Committee.

3.26 The Committee shall receive and review:

(a) periodic reports on compliance with requirements regarding statutory deductions and remittances;

(b) material policies and practices of the Corporation respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Corporation; and

(c) material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

3.27 The Committee shall meet periodically with management to review and discuss the Corporation's major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

3.28 The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Corporation and any auditor recommendations concerning such subsidiaries.

3.29 The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Risk Oversight and Compliance

3.30 The Committee shall assess risk tolerance of the Corporation, management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

3.31 The Committee shall:

(a) Review and monitor: (i) management's practices and policies with respect to the Corporation's major security risks, including physical, information, and cybersecurity risks, and control thereof, in accordance with applicable legal and regulatory requirements; (ii) security trends that may impact the Corporation's operations and business and evolving environment; (iii) contingency plans in the event of a security threat or breach; and (iv) initiatives in terms of development and implementation of appropriate communications and trainings; and

(b) report to the Board on the Corporation's compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.

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3.32 Obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Corporation's compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

3.33 Review the findings of any examination by regulatory agencies.

Committee Reporting

3.34 If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the "Report"). In the Report, the Committee shall state whether it has:

(a) reviewed and discussed the audited or unaudited financial statements with management, the external auditors and the internal auditors, where applicable;

(b) received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

(c) based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Corporation's annual report.

Additional Responsibilities

3.35 The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Corporation and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, and the issuance and/or repurchase of stock.

3.36 The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

4 THE CHARTER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Committee shall ensure that this Charter is disclosed on the Corporation's website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Corporation.

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